Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

82-34

Santos

Date: Thu 25 Jul 2002 02:03:54 AM EDT

To: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Weekly Drilling Report for w/e 25 July 2002

Number of pages (incl. cover sheet): 2

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

dlw 7/29

Week Ending 25th July 2002

Wildcat Exploration Well

Dartmoor 1

Type	Gas Exploration
Location	Queensland PL33 (Former Nockatunga Block), 0.6 km SW of Kihee 1, 5.0km NW of the Thungo Field and some 80km SE of the Ballera Gas Centre.
Status at 0600hrs 25/07/02	Cutting Core No. 4 through the primary objective. The current depth and progress for the week is 1489m. Dartmoor 1 was spudded on 18/07/02.
Planned Total Depth	1507m
Interest	Santos is funding 100% of the Dartmoor 1 well cost. After the Dartmoor carry the interest holders in the Coal Seam Gas Joint Operating Agreement will be: Santos Group 79.532% Chimelle Petroleum Ltd. 20.468% (100% owned by Voyager Energy Ltd)
Operator	Santos Group

Enquiries: Dr Graeme Bethune
General Manager Business Development
Ph: 08 8218 5157
Fax: 08 8218 5970

During the week ending 25th July 2002 Santos Limited also participated in 1 appraisal well and 11 development wells.
A complete list of Santos' drilling activity is available from www.santos.com